SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) – **April 1, 2005**

ALLETE, Inc.
(Exact name of Registrant as specified in its charter)

Minnesota	**1-3548**	**41-0418150**
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

30 West Superior Street
Duluth, Minnesota 55802-2093
(Address of principal executive offices, including zip code)

(218) 279-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 8 – OTHER EVENTS

Item 8.01   Other Events

On April 1, 2005, Rainy River Energy Corporation, a wholly owned subsidiary of ALLETE, Inc. (ALLETE), completed the assignment of its power purchase agreement with LSP-Kendall Energy, LLC, the owner of an energy generation facility located in Kendall County, Illinois, to Constellation Energy Commodities Group, Inc. ALLETE's April 1, 2005, press release describing this agreement is attached as Exhibit 99 to this Current Report on Form 8-K and is incorporated by reference herein.

SECTION 9 – FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01 Financial Statements and Exhibits

(a)   Financial Statements of Business Acquired – Not applicable

(b)   Pro Forma Financial Information – Not applicable

(c)   Exhibits

Exhibit
Number

 99   -   ALLETE News Release dated April 1, 2005, announcing the completion of the transfer of the Kendall Energy Agreements.

Readers are cautioned that forward-looking statements should be read in conjunction with ALLETE's disclosures under the heading: "SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995" located on page 2 of this Form 8-K.

SAFE HARBOR STATEMENT
UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, ALLETE is hereby filing cautionary statements identifying important factors that could cause ALLETE's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE in this Current Report on Form 8-K, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue" or similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, risks and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, which are difficult to predict, contain uncertainties, are beyond ALLETE's control and may cause actual results or outcomes to differ materially from those contained in forward-looking statements:

- ALLETE's ability to successfully implement its strategic objectives;
- prevailing governmental policies and regulatory actions, including those of the United States Congress, state legislatures, the Federal Energy Regulatory Commission, the Minnesota Public Utilities Commission, the Florida Public Service Commission, the Public Service Commission of Wisconsin, and various local and county regulators, and city administrators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, real estate development, operation and construction of plant facilities, recovery of purchased power and capital investments, present or prospective wholesale and retail competition (including but not limited to transmission costs), and zoning and permitting of land held for resale;
- effects of restructuring initiatives in the electric industry;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with environmental and safety laws and policies;
- weather conditions;
- natural disasters;
- war and acts of terrorism;
- wholesale power market conditions;
- population growth rates and demographic patterns;
- the effects of competition, including competition for retail and wholesale customers;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- unanticipated project delays or changes in project costs;
- unanticipated changes in operating expenses and capital expenditures;
- global and domestic economic conditions;
- capital market conditions;
- changes in interest rates and the performance of the financial markets;
- competition for economic expansion or development opportunities;
- ALLETE's ability to manage expansion and integrate acquisitions; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Additional disclosures regarding factors that could cause ALLETE's results and performance to differ from results or performance anticipated by this report are discussed in Item 7 under the heading "Factors that May Affect Future Results" beginning on page 36 of ALLETE's 2004 Form 10-K. Any forward-looking statement speaks only as of the date on which such statement is made, and ALLETE undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are urged to carefully review and consider the various disclosures made by ALLETE in its 2004 Form 10-K and in ALLETE's other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the factors that may affect ALLETE's business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

April 1, 2005

/s/ James K. Vizanko
James K. Vizanko
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

**Exhibit
Number**

99 - ALLETE News Release dated April 1, 2005, announcing the completion of the transfer of the Kendall Energy Agreements.





Exhibit 99

For Release: April 1, 2005
Contact: Eric Olson
218-723-3947
eolson@allete.com

Investor Contact: Tim Thorp
218-723-3953
tthorp@allete.com

ALLETE

NEWS

ALLETE, INC. TRANSFERS KENDALL ENERGY AGREEMENTS

DULUTH, Minn.—ALLETE, Inc. (NYSE: ALE) announced today that its subsidiary, Rainy River Energy Corporation, completed the assignment of its power purchase agreement with LSP-Kendall Energy, LLC, the owner of an energy generation facility located in Kendall County, Ill., to Constellation Energy Commodities Group, Inc., a subsidiary of Constellation Energy Group, Inc. (NYSE: CEG). Rainy River Energy paid Constellation Energy Commodities $73 million in cash (approximately $46 million after taxes) to assume the power purchase agreement, which is in effect through mid-September 2017. The tax benefits of the transaction will be received in the first half of 2006. In addition, consent, advisory and closing costs of approximately $5 million were incurred to complete the transaction.

In 1999, Rainy River Energy entered into a long-term agreement to purchase approximately 275 megawatts of nonregulated generation capacity (non-rate base generation sold at market-based rates to the wholesale market) from the Kendall County facility. Subsequent to that agreement, Rainy River Energy sold approximately 130 megawatts of this capacity under long-term contracts. Those contracts were also transferred to Constellation Energy Commodities at closing. The Kendall County facility, located just south of Chicago, became operational in May 2002.

"The successful exit from the Kendall County position is a crucial component of our long-term strategy," said Don Shippar, ALLETE President and CEO. "We will now be better able to focus our attention on the growth and development of businesses that are central to our future."

ALLETE's corporate headquarters are located in Duluth, Minnesota. ALLETE provides energy services in the upper Midwest and has significant real estate holdings in Florida. More information about the company is available on ALLETE's Web site at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties, and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

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